Exhibit 99.2

Management’s Discussion & Analysis
For the three and six months ended April 30, 2025 and 2024
(Stated in thousands of Canadian dollars, except share and per share amounts)

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the three and six months ended April 30, 2025 and 2024 is dated June 16, 2025. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended April 30, 2025 and 2024 together with the notes thereto and the audited consolidated financial statements of the Company for the years ended October 31, 2024 and 2023 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim fillings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the company’s filings with the SEC at www.sec.gov/edgar.
This MD&A refers to the Company’s two reportable operating segments: (i) the “bricks-and-mortar” segment which includes the Company’s Canadian bricks-and-mortar locations, and (ii) the “e-commerce” segment which includes the Company’s USA and international subsidiaries which sell CBD and consumption accessories.
High Tide Inc. (the “Company” or “High Tide”) is a retail-focused cannabis company with brick and mortar stores and global e-commerce assets. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “HITI” (listed as of June 2, 2021), the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and on the Frankfurt Stock Exchange (“FSE”) under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112 – 11127 15 Street NE, Calgary, Alberta Canada T3K 2M4.
High Tide does not engage in any U.S. cannabis-related activities as defined by the Canadian Securities Administrators Staff Notice 51-352.
Corporate overview:
Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of the date of this MD&A, the Company operates 200 branded retail cannabis stores across Canada represented by 87 locations in Alberta, 82 locations in Ontario, 12 locations in Saskatchewan, 8 locations in British Columbia, and 11 locations in Manitoba. Included within the 200 stores, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint ventures that operate under the Meta Cannabis Supply Co brand with a 49% interest that operate in Manitoba.
Leveraging the brand equity established through its consumer brands, High Tide sells cannabis, CBD products and consumption accessories through both traditional bricks-and-mortar stores as well as e-commerce platforms. Traditional bricks-and-mortar sales are conducted under the Company’s Canna Cabana and Meta Cannabis Supply Co brands. CBD product sales are conducted online under the Company’s NuLeaf Naturals, FAB-CBD, and Blessed CBD brands. Consumption accessories sales are conducted online under the Company's Grasscity, Smoke Cartel, Daily High Club and DankStop brands.
Under the these established brands, High Tide has become one of the most recognized cannabis retail groups globally. The Company sells cannabis and consumption accessories in Canada through its Canna Cabana brand. CBD products and consumption accessories are available online in Canada, the United States, the United Kingdom, and Europe.

3

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Corporate update:
High Tide’s wholly owned subsidiary, Canna Cabana, is the largest cannabis retail brand in Canada with 200 current operating locations. The Company's objective remains to add another 20-30 locations during calendar 2025. The Company reiterates its long-term goal to exceed 300 locations across Canada.
The Company’s Cabana Club and ELITE loyalty programs continue to expand at a rapid pace across Canada. Cabana Club membership has now reached 1.9 million members, which is up 33% over the past year. Given this trajectory, the Company is raising its long-term target to exceed 2.5 million members in Canada, up from the Company’s previous target of 2 million. ELITE, the paid membership tier, continues to break quarterly growth records and now exceeds 97,000 members in Canada and 104,000 worldwide, with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.
Following the successful launch of its innovative discount club model in its core business of bricks-and-mortar cannabis stores in Canada, in late 2024, the Company expanded the Cabana Club across all its global e-commerce businesses, offering disruptive three-tier pricing. While the Company is slightly behind its original revenue and EBITDA expectations, this line item represents an immaterial share of consolidated revenue of just 3%. The Company remains committed to stabilizing its strategic e-commerce platforms, which build out its global customer database, putting it in an advantageous position to take capitalize on further federal reforms in the U.S. and elsewhere.
As stated by the Company previously, the quantum of free cash flow generated can vary significantly in any given quarter, however, it anticipates remaining free cash flow positive for the fiscal year, and notes that free cash flow for the first half of Fiscal 2025 was positive.
The Company continues to expand its product offerings between its two white label Queen of Bud and Cabana Cannabis Co. brands, with 67 cannabis and accessory SKUs now available across the Canna Cabana store network. The Company is currently working on exciting new white label product offerings that are expected to launch this summer.
The Company’s balance sheet remains healthy with total debt of $25.4 million as of today, representing just 0.8x Adjusted EBITDA generated during the past 12 months, and with no maturities for over two years. As a result, the Company believes it can continue to fund future store growth with cash generated from existing locations.
The Company is in exclusive discussions regarding a transaction with a leading German medical cannabis importer and wholesaler. While there is no guarantee of a successful closing, the Company is working towards completing this transaction in the near term. With half of all German medical cannabis imports still coming from Canada, the Company believes that it is well-positioned to leverage its procurement expertise, based on over $1.7 billion in Canadian cannabis sales, to become a significant supplier of medical cannabis into Germany and potentially other European jurisdictions.

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Select financial highlights and operating performance:

	Three months ended April 30			Six Months Ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Free cash flow(i)	4,896	9,383	(48)%	2,996	12,991	(77)%
Net cash provided by operating activities	8,255	12,808	(36)%	8,938	19,681	(55)%
Revenue	137,804	124,259	11%	280,265	252,327	11%
Gross profit	35,471	35,299	—%	70,911	71,293	(1)%
Gross profit margin(ii)	26%	28%	(2)%	25%	28%	(3)%
Total expenses	(34,539)	(33,312)	4%	(69,912)	(66,514)	5%
Total expenses as a % of revenue	25%	27%	(2)%	25%	26%	(1)%
Income from operations	932	1,987	(53)%	999	4,779	(79)%
Adjusted EBITDA(iii)	8,062	10,041	(20)%	15,151	20,476	(26)%
Adjusted EBITDA as a percentage of revenue(iv)	6%	8%	(2)%	5%	8%	(3)%
Net income (loss)	(2,836)	171		(5,525)	166
Basic and diluted income (loss) per share	(0.04)	$—		(0.07)	$—
(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in “Select financial highlights and operating performance" section on page 8.
(ii)Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Select financial highlights and operating performance" section on page 8.
(iv)Adjusted EBITDA as a percentage of revenue - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The key factors affecting the results of the three months ended April 30, 2025, were:

•Free cash flow - Free cash flow decreased by $4,487 year-over-year due to a $1,979 reduction in Adjusted EBITDA and a $1,208 reduction of cash flow from working capital.

•Revenue – Revenue increased $13,545 year-over-year. Organic growth of same-store sales contributed $6,178 increase in revenue whereas new stores accounted for $9,520 accompanied with an increase to data analytics, advertising and other revenue for $2,265. This has been offset by a $4,418 reduction in revenue related to e-commerce.
•Total Expenses – Total expenses as a percentage of revenue decreased 2% year-over-year, dropping to 25% compared to 27% in the prior period. The decrease in total expenses as a percentage of revenue is driven by the Company's various initiatives to reduce expenditures and implement more efficient cost-saving measures without impacting revenue and also a decrease of depreciation and amortization.

•Adjusted EBITDA – The decrease in Adjusted EBITDA as a percentage of revenue is primarily driven by 2% decrease in gross profit margin on account of change in the Company's international pricing strategy to expand Cabana Club across all its global E-commerce business and new stores taking longer to ramp up to maturity.

5

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue

	Three months ended April 30			Six Months Ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	120,051	107,959	11%	243,670	216,867	12%
Consumption accessories	6,415	7,323	(12)%	13,959	18,701	(25)%
Data analytics, advertising and other revenue	11,338	8,977	26%	22,636	16,759	35%
Revenue	137,804	124,259	11%	280,265	252,327	11%
Revenue has increased by 11% to $137,804 for three months ended April 30, 2025 (April 30, 2024: $124,259) and increased by 11% to $280,265 for the six months ended April 30, 2025 (April 30, 2024: $252,327).
Revenue increased $27,938 for the six months ended April 30, 2025. Organic growth of same-store sales contributed $15,030 increase in revenue whereas new stores accounted for $17,039 accompanied with an increase to data analytics, advertising and other revenue for $5,906. This has been offset by a $10,037 reduction in revenue related to e-commerce.
Revenue increased $13,545 for the three months ended April 30, 2025. Organic growth of same-store sales contributed $6,178 increase in revenue whereas new stores accounted for $9,520 accompanied with an increase to data analytics, advertising and other revenue for $2,265. This has been offset by a $4,418 reduction in revenue related to e-commerce.
Gross profit

	Three months ended April 30			Six Months Ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Revenue	137,804	124,259	11%	280,265	252,327	11%
Cost of sales	(102,333)	(88,960)	15%	(209,354)	(181,034)	16%
Gross profit	35,471	35,299	—%	70,911	71,293	(1)%
Gross profit margin (i)	26%	28%	(2)%	25%	28%	(3)%
(i) Gross profit margin is a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
The decrease of 2% and 3% for the three and six months ended in Gross profit margin is primarily due to the change in company's international pricing strategy to expand Canna Cabana across all its global E-commerce business and new stores taking longer to mature in the period.

6

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Total expenses

	Three months ended April 30			Six Months Ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Salaries, wages and benefits	17,476	15,429	13%	35,057	31,332	12%
Share-based compensation	1,250	549	128%	2,425	1,344	80%
General and administration	5,768	5,559	4%	12,331	11,165	10%
Professional fees	1,690	1,995	(15)%	3,499	4,066	(14)%
Advertising and promotion	1,030	1,154	(11)%	1,942	1,976	(2)%
Depreciation and amortization	5,880	7,505	(22)%	11,727	14,353	(18)%
Interest and bank charges	1,445	1,121	29%	2,931	2,278	29%
Total expenses	34,539	33,312	4%	69,912	66,514	5%

	Three months ended April 30			Six Months Ended April 30
As a percentage of revenue	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Salaries, wages and benefits	13%	12%	1%	13%	12%	1%
Share-based compensation	1%	—%	1%	1%	1%	—%
General and administration	4%	4%	—%	4%	4%	—%
Professional fees	1%	2%	(1)%	1%	2%	(1)%
Advertising and promotion	1%	1%	—%	1%	1%	—%
Depreciation and amortization	4%	6%	(2)%	4%	6%	(2)%
Interest and bank charges	1%	1%	—%	1%	1%	—%
Total expense as a percentage of revenue	25%	27%	(2)%	25%	26%	(1)%
Total expense excluding depreciation and amortization as a percentage of revenue(i)	21%	21%	—%	21%	21%	—%
(i)Total expense excluding depreciation and amortization as a percentage of revenue - a non-IFRS financial measure is calculated by dividing total expenses excluding depreciation and amortization by revenue.

Total expenses excluding depreciation and amortization remained consistent at 21% of revenue during the three and six months ended April 30, 2025 compared to the same period in 2024. General and administration and professional fees combined together for the three and six months ended April 30, 2025 decreased to 5% of revenue (6% for the three and six months ended April 30, 2024). This reflects the Company's continued focus on maintaining an efficient cost structure while delivering revenue growth.

Depreciation and amortization expenses decreased by $1,625 for the three months ended April 30, 2025, compared to the same period in 2024, primarily due to the full amortization of business licenses acquired as part of the META Growth Corp acquisition in prior years.

EBITDA and Adjusted EBITDA
The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, (gain) loss on revaluation of put option liability, (gain) loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) loss on revaluation of marketable securities and (gain) loss on extinguishment of financial liability and other (gain) loss.

7

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net (loss) Income	(2,836)	(2,689)	(4,802)	825	171	(5)	(31,805)	(3,717)
Income/deferred tax recovery (expense)	46	38	(153)	671	(878)	(233)	(4,571)	204
Accretion and interest	1,950	2,101	2,308	1,681	1,712	1,743	1,632	1,931
Depreciation and amortization	5,880	5,847	5,362	5,678	7,505	6,848	8,583	8,493
EBITDA(i)	5,040	5,297	2,715	8,855	8,510	8,353	(26,161)	6,911
Foreign exchange loss (gain)	114	(13)	5	19	(5)	5	(152)	31
Transaction and acquisition costs	1,616	630	773	12	1,314	515	691	801
Loss (gain) revaluation of put option liability	-	-	(88)	(159)	(110)	(300)	544	73
Other loss (gain)	42	-	11	(6)	337	-	37	18
Loss (gain) on extinguishment of debenture	-	-	(885)	-	-	-	-	-
Impairment loss	-	-	4,964	-	-	-	34,265	-
Share-based compensation	1,250	1,175	750	881	549	795	(284)	2,350
Loss (gain) on revaluation of marketable securities	-	-	-	12	-	77	(13)	-
Loss (gain) on revaluation of debenture	-	-	-	-	(240)	755	(505)	-
Loss (gain) on extinguishment of financial liability	-	-	-	-	(314)	235	(60)	-
Adjusted EBITDA(i)	8,062	7,089	8,245	9,614	10,041	10,435	8,362	10,184
(i) EBITDA and Adjusted EBITDA are non-IFRS financial measures.

Free cash flow
The Company defines free cash flows as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spend required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the condensed interim consolidated statements of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

	2025		2024				2023
	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Cash flow from operating activities	4,686	4,644	6,179	8,928	8,032	9,363	7,207	8,395
Changes in non-cash working capital	3,569	(3,961)	3,473	(2,715)	4,777	(2,490)	2,430	(850)
Net cash provided by operating activities	8,255	683	9,652	6,213	12,808	6,873	9,637	7,545
Sustaining capex(i)	(692)	(361)	(533)	(279)	(528)	(511)	(1,080)	(705)
Lease liability payments	(2,667)	(2,222)	(3,211)	(2,842)	(2,898)	(2,754)	(2,870)	(2,789)
Free cash flow(ii)	4,896	(1,900)	5,908	3,092	9,382	3,608	5,687	4,051
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure
(iii) For the three months ended April 30, 2025, interest paid on right-of-use lease liabilities ($942) has been classified as a component of cash flow from operating activities within the condensed interim consolidated financial statements in line with the entity's accounting policy. The three months ended April 30, 2024, include interest paid on right-of-use lease liabilities ($820) in cash used in financing activities. Periods prior to Q1 2025 have not been adjusted as the amounts are not material.

8

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Segmented operations:

The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited consolidated financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

Performance by operational segment:

9

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

10

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following is a representation of these operational segments:

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the three months ended April 30,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Revenue	$133,091	$115,130	$4,713	$9,129	$137,804	$124,259
Gross profit	$34,002	$30,234	$1,469	$5,065	$35,471	$35,299
Gross profit margin(i)	26%	26%	31%	55%	26%	28%
Income (loss) from operations	$3,754	$1,717	$(2,822)	$270	$932	$1,987
Adjusted EBITDA(ii)	$10,064	$8,845	$(2,002)	$1,196	$8,062	$10,041
Adjusted EBITDA margin(iii)	8%	8%	(42)%	13%	6%	8%

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
For the six months ended April 30,	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Revenue	$268,805	$230,831	$11,460	$21,496	$280,265	$252,327
Gross profit	$67,274	$61,145	$3,637	$10,148	$70,911	$71,293
Gross profit margin(i)	25%	26%	32%	47%	25%	28%
Income (loss) from operations	$6,045	$4,672	$(5,046)	$107	$999	$4,779
Adjusted EBITDA(ii)	$18,415	$18,505	$(3,264)	$1,971	$15,151	$20,476
Adjusted EBITDA margin(iii)	7%	8%	(28)%	9%	5%	8%

	Bricks-and-Mortar	Bricks-and-Mortar	E-commerce	E-commerce	Total	Total
As at April 30, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$
Current assets	$65,401	$75,161	$8,634	$10,628	$74,035	$85,789
Non-current assets	$129,232	$128,719	$28,713	$31,700	$157,945	$160,419
Current liabilities	$42,383	$56,741	$4,805	$4,739	$47,188	$61,480
Non-current liabilities	$40,165	$35,788	$2,714	$3,428	$42,879	$39,216

(i)Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(ii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net loss is found under “Select financial highlights and operating performance" section on page 8.
(iii)Adjusted EBITDA margin - a non-IFRS financial measure. This metric is calculated as Adjusted EBITDA divided by revenue.
Corporate overhead is allocated to bricks-and-mortar and e-commerce on a percentage of revenue based on the six months ended April 30, 2025, 96%, bricks-and-mortar and 4% e-commerce (April 30, 2024 - 91% bricks-and-mortar and 9% e-commerce)

11

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Bricks-and-Mortar performance

	Three months ended April 30			Six months ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	118,597	103,852	14%	239,407	207,557	15%
Consumption accessories	3,252	2,301	41%	6,917	6,699	3%
Data analytics, advertising and other revenue	11,242	8,977	25%	22,481	16,575	36%
Revenue	133,091	115,130	16%	268,805	230,831	16%
Cost of goods sold	99,089	84,896	17%	201,531	169,686	19%
Gross profit	34,002	30,234	12%	67,274	61,145	10%
Gross profit margin(i)	26%	26%	—%	25%	26%	(1)%
Total expenses	30,249	28,517	6%	61,229	56,473	8%
Income from operations	3,754	1,717	(119)%	6,045	4,672	(29)%
Depreciation and amortization	5,104	6,616	(23)%	10,044	12,603	(20)%
Share-based compensation	1,206	512	136%	2,326	1,230	89%
Adjusted EBITDA(i)	10,064	8,845	14%	18,415	18,505	(1)%
Adjusted EBITDA margin(i)	8%	8%	—%	7%	8%	(1)%

(i) Gross profit margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures

For the three months ended, April 30, 2025, the Company’s bricks-and-mortar segment reported revenue of $133,091 representing growth of 16% (three months ended April 30, 2024: $115,130). For the six months ended April 30, 2025 the Company's bricks-and-mortar segment reported revenue of $268,805 representing growth of 16% (six months ended April 30, 2024: $230,831).
The revenue growth is primarily attributable to continued same-store sales growth and new stores build outs. The Company went from 168 stores as at April 30, 2024 to 196 as at April 30, 2025. Same store sales increased by 6% as compared to the six months ended April 30, 2024.
The Cabanalytics Business Data and Insights Platform provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives. For the three and six months ended April 30, 2025 the Company recognized $11,242 and $22,481 respectively, in revenue generated from its proprietary data analytics service named 'Cabanalytics Business Data and Insights Platform' and other revenues which are 25% and 36% higher than the same period of 2024 at $8,977 and $16,575.

12

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
E-commerce segment performance

	Three months ended April 30			Six Months Ended April 30
	2025	2024	Change	2025	2024	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	1,454	4,107	(65)%	4,263	9,310	(54)%
Consumption accessories	3,163	5,022	(35)%	7,042	12,002	(41)%
Data analytics, advertising and other revenue	96	—	(48)%	155	184	(16)%
Revenue	4,713	9,129	(48)%	11,460	21,496	(47)%
Cost of goods sold	3,244	4,064	(20)%	7,823	11,348	(31)%
Gross profit	1,469	5,065	(71)%	3,637	10,148	(64)%
Gross profit margin(i)	31%	55%	(24)%	32%	47%	(15)%
Total expenses	4,290	4,795	(11)%	8,683	10,041	(14)%
(Loss) income from operations	(2,822)	270	(1145)%	(5,046)	107	(4816)%
Depreciation and amortization	776	889	(13)%	1,683	1,750	(4)%
Share-based compensation	44	37	19%	99	114	(13)%
Adjusted EBITDA(i)	(2,002)	1,196	(267)%	(3,264)	1,971	(266)%
Adjusted EBITDA margin(i)	(42)%	13%	(56)%	(28)%	9%	(38)%
(i) Gross profit margin, Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS measures.

The 48% and 47% decrease in revenue for the three and six months ended April 30, 2025 is primarily due to increased competition within the CBD and consumption accessories industries, as well as the Company's international pricing strategy and debut it of its Cabana Club loyalty program into existing markets outside Canada.

13

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by geographical markets:
Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets. The Company's geographic segments are characterized as follows:
Canada: Within Canada, the Company operates 194 (as of April 30, 2025) of its branded retail cannabis stores under the Canna Cabana brand, and 2 branded cannabis stores under Meta Cannabis Supply Co brand in addition to its Canadian warehouse operations which primarily service the retail locations.
USA: Within the USA the Company operates its e-commerce platforms including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FABCBD, as well as USA sales on the international e-commerce platforms. In addition, the Company operates a warehouse which primarily services the e-commerce consumption accessories operations.
International: Within the International markets the Company operates its e-commerce platform Blessed CBD, as well as international sales on the aforementioned e-commerce platforms.
Geographical markets

14

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following presents information related to the Company’s geographical market.

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended April 30, 2025 and 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$

Revenue	$133,091	$115,130	$4,542	$8,716	$171	$413	$137,804	$124,259
Cost of goods sold	$99,089	$84,898	$3,114	$3,920	$130	$142	$102,333	$88,960
Gross profit (i)	$34,002	$30,232	$1,428	$4,796	$41	$271	$35,471	$35,299
Gross profit margin	26%	26%	31%	55%	24%	66%	26%	28%
Operating expenses	$28,593	$28,947	$5,669	$4,656	$277	$(291)	$34,539	$33,312
Income (loss) from operations	$5,409	$1,285	$(4,241)	$140	$(236)	$562	$932	$1,987
Depreciation and amortization	$5,115	$6,650	$763	$852	$2	$3	$5,880	$7,505
Share-based compensation	$1,250	$549	$—	$—	$—	$—	$1,250	$549
Adjusted EBITDA(i)	$11,774	$8,484	$(3,478)	$992	$(234)	$565	$8,062	$10,041
(i) Gross profit margin and Adjusted EBITDA are non-IFRS measures.

15

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	Canada	Canada	USA	USA	International	International	Total	Total
For the six months ended April 30, 2025 and 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$

Revenue	268,805	230,831	11,000	20,531	460	965	280,265	252,327
Cost of goods sold	201,531	169,683	7,544	10,984	279	367	209,354	181,034
Gross profit	67,274	61,148	3,456	9,547	181	598	70,911	71,293
Gross profit margin(i)	25%	26%	31%	47%	39%	62%	25%	28%
Total expenses	59,908	57,378	9,303	9,261	701	(125)	69,912	66,514
Income (loss) from operations	7,366	3,770	(5,847)	286	(520)	723	999	4,779
Depreciation and amortization	10,067	12,628	1,606	1,718	54	7	11,727	14,353
Share-based compensation	2,425	1,344	-	-	-	-	2,425	1,344
Adjusted EBITDA(i)	19,858	17,742	(4,241)	2,004	(466)	730	15,151	20,476
(i) Gross profit margin and Adjusted EBITDA are non-IFRS measures.

	Canada	Canada	USA	USA	International	International	Total	Total
As at April 30, 2025 and October 31, 2024	2025	2024	2025	2024	2025	2024	2025	2024
	$	$	$	$	$	$	$	$
Current assets	65,902	77,037	7,481	7,940	652	812	74,035	85,789
Non-current assets	129,451	129,115	25,259	27,634	3,235	3,670	157,945	160,419
Current liabilities	43,089	57,692	3,878	3,580	221	208	47,188	61,480
Non-current liabilities	40,472	36,680	2,115	2,252	292	284	42,879	39,216

The Company continues to operate primarily in Canada with a focus on increasing its footprint across the Canadian provinces that it operates in. During the 12 month period from April 30, 2024 to April 30, 2025, the Company expanded its footprint in Canada by opening 28 stores. As a result of the continued expansion and growth of same-store sales, revenues for the Canadian operations increased by 16% for the six months ended April 30, 2025 compared to the six months ended April 30, 2024.
During the six months ended April 30, 2025, the Company has seen a decrease in revenue from USA operations by 46% which is being driven primarily the change in company's international pricing strategy to expand the Cabana Club loyalty program across all its global E-commerce business. Management launched a global e-commerce discount loyalty pricing model in December 2024 with the objective of capturing more market share.
The Company is experiencing continued softening in the CBD sector, compounded by a lack of search volumes, which has impacted revenue growth leading to the decline in revenue from international sales by 52% for the six months ended April 30, 2025 compared to the six months ended April 30, 2024. Management launched a global e-commerce discount loyalty pricing model in December 2024 in order to capture more market share.
Canadian operations closely align with the bricks and mortar segment while USA and international operations closely align with the e-commerce segments. Differences between the geographic regions and the segments is related to corporate overhead allocation which is incurred in Canada and allocated to each segment proportionally based on a percentage of revenues generated by each segment.

16

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of quarterly results:

	2025		2024				2023
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Free cash flow(i)	4,896	(1,900)	5,908	3,092	9,383	3,608	5,687	4,051
Cash and cash equivalents	34,692	33,341	47,267	35,254	34,540	28,685	30,121	25,697
Cannabis and CBD products	120,051	123,619	120,259	115,667	107,959	108,908	111,846	106,952
Consumption accessories	6,415	7,544	7,128	6,972	7,323	11,378	7,899	10,724
Data analytics, advertising and other revenue	11,338	11,298	10,908	9,046	8,977	7,782	7,360	6,676
Revenue	137,804	142,461	138,295	131,685	124,259	128,068	127,105	124,352
Gross profit (i)	35,471	35,440	35,755	35,454	35,299	35,994	32,984	34,578
Gross profit margin	26%	25%	26%	27%	28%	28%	26%	28%
Adjusted EBITDA (i)	8,062	7,089	8,245	9,614	10,041	10,435	8,362	10,184
Adjusted EBITDA margin(i)	6%	5%	6%	7%	8%	8%	7%	8%
Income (loss) from operations	932	67	2,831	3,055	1,987	2,792	(34,204)	(662)
Net income (loss)	(2,836)	(2,689)	4,802	825	171	(5)	(31,805)	(3,717)
Basic and diluted income (loss) per share	(0.04)	(0.03)	(0.06)	0.01	—	0.00	(0.39)	(0.04)
(i)Free cash flow, Adjusted EBITDA and adjusted EBITDA Margin are non-IFRS financial measures, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “Select Financial Highlights and Operating Performance” section on page 8.

17

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Key highlights include:
•Period-over-period revenue growth of 11% driven by increase in brick & mortar store count and continued organic same-store revenue growth. This was partially offset by revenue decline in the significantly smaller e-commerce segment.
•Adjusted EBITDA and Free Cash Flow differences are primarily driven by gross profit margin decrease of 2% on account of change in company's international pricing strategy to expand Canna Cabana across all its global E-commerce business and new stores taking longer to ramp up to maturity.

Financial position, liquidity and capital resources:
Assets
As of April 30, 2025, the Company had a cash and cash equivalent balance of $34,692 (October 31, 2024: $47,267). The decrease of $12,575 was driven by a cash provided by operating activities of $8,938, cash used in investing activities of $4,893, cash used in financing activities of $16,491, and a loss on foreign exchange of $129.
Working capital including cash and cash equivalents as of April 30, 2025, was a surplus of $26,847 (October 31, 2024: surplus $24,309). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is primarily due to the total of inventory and prepaid inventory increasing by $1,143, and the prepaid insurance increasing by $928 due to timing of the annual premium payments.
Total assets of the Company were $231,980 on April 30, 2025, compared to $246,208 on October 31, 2024.
Liabilities
Total liabilities decreased to $90,067 as at April 30, 2025, as compared to $100,696 as of October 31, 2024, primarily due to $13,000 repayment of note payable on maturity on December 31, 2024. This was partially offset by net cash proceeds of $4,500 from secured debentures issued in the quarter.
During six months ended April 30, 2025 the Company issued an additional $5,000 of bond debentures at a 10% discount, for net cash proceeds of $4,464 ($4,500 cash proceeds net of $36 in issuance costs), with a 12% coupon rate. The bonds were issued and cash received by the Company on November 13, 2024 with a maturity of July 31, 2029.

18

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding
Common shares	81,036,331
Warrants	4,829,560
Stock options	2,623,707
RSUs	1,510,459
(i)Refer to the Condensed Interim Consolidated Financial Statements for a detailed description of these securities.

ATM Program
Pursuant to the Company’s ATM Program that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of Common Shares from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSXV, the Company announces that, during the three and six months ended April 30, 2025, the Company issued an aggregate of nil and 11,600 Common Shares over the Nasdaq or TSXV, for aggregate gross proceeds of $nil and $52.
Pursuant to an Equity Distribution Agreement cash commission of $1 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during six months ended April 30, 2025.
The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.
Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the “Canadian Prospectus Supplement”) to the Company’s final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Canadian Shelf Prospectus”) and pursuant to a prospectus supplement dated August 31, 2023 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated August 3, 2023 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.
The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.
Cash Flows
During the six months ended April 30, 2025, the Company's cash and cash equivalents decreased to $34,692 as compared to $47,267 as of October 31, 2024.
Total cash provided by operating activities was $8,938 for the six months ended April 30, 2025 as compared to $19,681 for the six months ended April 30, 2024. The decrease in operating cash inflows is primarily driven by the change in non-cash working capital and lower EBITDA.
Cash used in investing activities for the six months ended April 30, 2025 was $4,893 (April 30, 2024: $4,331) primarily due to the opening of 28 new stores since Q2 2024.
Cash used in financing activities for the six months ended April 30, 2025 was $16,491 (April 30, 2024: $10,133) which is primarily related to the settlement of notes payable offset by proceeds received from secured debentures.

19

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Liquidity
ConnectFirst Credit Facility
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. The demand loan bears interest at the Credit Union’s prime lending rate plus 2.5% per annum and is set to mature on September 5, 2027.
Tranche 1, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, on the basis of the Credit Union’s Prime Lending Rate and the principal outstanding. The Company received the inflow on October 7, 2022. The balance at the end of April 30, 2025 is $7,107 (October 31, 2024 : $8,238).
Tranche 2, is repayable on demand, but until demand is made this Credit Facility shall be repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, on the basis of Credit Union's Prime Lending Rate and the principal outstanding. The Company received the inflow on October 25, 2022. The Company received the remaining $2,673 on March 8, 2023. The balance at the end of the period ended April 30, 2025 is $3,945 (October 31, 2024 : $4,653).
As of April 30, 2025, the Company has met all the covenants attached to the ConnectFirst Credit Facility.

Secured Debentures

On July 31, 2024, the Company established a secured debenture facility with a 12% coupon rate and 5-year maturity. On August 7, 2024, the Company issued $10,000 of debentures at a 10% discount and received net cash proceeds of $8,700. On November 30, 2024, the Company issued an additional $5,000 of debentures at a 10% discount and received net cash proceeds of $4,449.
On July 31, 2024, the Company issued 230,760 shares for consideration of $800.
For the six months ended April 30, 2025, the Company incurred interest in the amount of $986 (April 30, 2024: $nil) and accretion expense of $139 (April 30, 2024: $nil) In addition, the Company recorded amortization expense of issuance fees of $172 (April 30, 2024 - $nil
This secured debenture is subject to the same covenants as the Connect First loan, with which the Company remains in full compliance.
Capital Management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well as to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt or issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings, as required.
Off Balance Sheet Transactions
The Company does not have any financial arrangements that are excluded from the condensed interim consolidated financial statements as of April 30, 2025, nor are any such arrangements outstanding as of the date of this MD&A.

20

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Transactions between related parties:
As at April 30, 2025, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
Operational transactions
An office and warehouse unit (27,000 sq ft) has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The current lease term is 5 years that ends on December 31, 2028 with one additional 5-year term extensions exercisable remaining at the option of the Company.
Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.
Financial instruments:
Please refer to Note 21 of the condensed interim consolidated financial statements for the three and six months ended 2025 and 2024 for details on measurement, carrying value, fair value and related risks of financial instruments, which is hereby incorporated by reference into this MD&A. For the three and six months ended April 30, 2025, the Company did not have any derivative financial instruments, and the Company did not engage in hedging activities.

21

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Disclosure controls and procedures and internal controls over financial reporting:
The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner. Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2025, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of April 30, 2025, due to a material weaknesses in our internal controls over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following internal control deficiency that constitutes a material weakness in the Company’s ICFR as of April 30, 2025.
Consistent with previous periods the Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements. As of April 30, 2025, a material weakness continues to exist in the operating effectiveness of controls over significant and non-routine accounting transactions as a result of insufficient capacity in its financial reporting function to identify and detect material misstatements. Management continues to hire qualified resources to increase capacity. Further remediation efforts are required for the Company to fully remediate this material weakness.

22

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.
Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:
•the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
•the development of the Business and future activities following the date of this MD&A;
•the closing of announced acquisitions;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization, including the United States and Germany;
•expectations with respect to economic, Business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of Business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the majority share of the increase;
•the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
•the anticipated sales from continuing operations;
•the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, Credit Facility, or any future offering;
•the Company’s expected use of the net proceeds from the ATM Program, Credit Facility, or any future offering;
•the anticipated effects of the ATM Program and Credit Facility and/or any future offering on the Business and operations of the Company;
•the listing of Common Shares offered in the ATM Program and/or any future offering;
•the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive;
•future initiatives to strengthen the performance of our e-commerce platforms;

23

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its CBD brands;
•Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
•the Company continuing to increase its ELITE product offerings;
•the effects of the ELITE program on the business and operations of the Company;
•the ability of the Company to reach its goals of 300 stores nationwide and 2.5 million Cabana Club members;
•the timelines for its international launch to become revenue and EBITDA neutral;
•the ability of the Company to use cash generated from existing operations to fund future locations;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future Business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.
Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.
By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.
Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.
Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.com and www.sec.gov, which risk factors are incorporated herein by reference.
Cautionary note regarding FOFI:

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s

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High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program and Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.
Non-IFRS Financial Measures
Throughout this MD&A, references are made to non-IFRS financial measures, including free cash flow, gross profit margin, sustaining capex, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.
Risk Assessment
Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. Risks facing our business, and that could cause actual results to differ materially from current expectation, may include, but are not limited to, risks and uncertainties that are discussed in greater detail in Schedule A to our current Annual Information Form (AIF) for the fiscal year ended October 31, 2024, and elsewhere in this MD&A, and may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov which risk factors are incorporated herein by reference.
The Company's brick and mortar business which accounts for 97% of revenue is domestically sourced thus having no US tariff impact. The remaining 3% of e-commerce business includes mostly domestic products with less than 1% of our total products being sourced through a broker who imports products both domestically and internationally. Given this, the Company expects the impact of US tariffs on its e-commerce business to be immaterial.

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High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the Canadian Prospectus Supplement and U.S. Prospectus Supplement on August 31, 2023, which allows the Company to issue up to $30,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “Common Shares” means the common shares in the capital of the Company; “ConnectFirst” means Connect First Credit Union Ltd.; Credit Facility” has the meaning ascribed thereto under the heading “ConnectFirst Credit Facility”; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated August 3, 2023 included in the Registration; “USD” United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

26

High Tide Inc.
Management's Discussion and Analysis
For the six months ended April 30, 2025 and 2024
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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